[redacted]

14040065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Old Mission Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 West Superior Street, #200
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Josef Guzowski — 312-260-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Josef Guzowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Nancy J. Simenson

Notary Public Feb. 26, 2014

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Old Mission Capital, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Old Mission Capital, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Old Mission Capital, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Old Mission Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2014

Old Mission Capital, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 138,227
Receivable from clearing broker	5,766,655
Securities owned	425,660,870
Property and equipment, net	477,075
Other assets	113,654
Total assets	$ 432,156,481
Liabilities and Members' Equity	
Liabilities	
Securities sold, not yet purchased	$ 332,322,639
Payable to clearing broker	59,695,445
Accounts payable and accrued expenses	291,803
Total liabilities	392,309,887
Members' equity	39,846,594
Total liabilities and members' equity	$ 432,156,481

See Notes to Statement of Financial Condition.

Note 1. Description Of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Capital, LLC, an Illinois limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the SEC and the Chicago Stock Exchange, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash*:* The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Cash - Restricted*:* Cash - restricted consists of amounts deposited into a separate account as required by FINRA. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance. These funds are included in other assets on the statement of financial condition.

Due To/From Clearing Broker: Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Property and Equipment: Property and equipment consists of computer equipment, furniture, and leasehold improvements. These are depreciated over their estimated useful lives.

Deposits: The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker. This deposit is included in other assets on the statement of financial condition.

Revenue Recognition: The Company buys and sells securities and derivatives for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Dividends and Interest: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Income Taxes: The Company is taxed as a partnership and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

Short Sales: The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

Reclassification: Certain balances in the prior year financial statements have been reclassified to conform to the current year presentation.

Note 2. Receivable from and Payable to Clearing Broker

Receivable from and payable to clearing broker at December 31, 2013, consist of the following:

	Receivable	Payable
Cash	$ 5,678,702	$ (6,123,832)
Payable to broker	-	98,916,107
Unsettled transactions	-	(33,678,035)
Exchange traded futures - open trade equity	87,953	581,205
	$ 5,766,655	$ 59,695,445

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or a liability.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value of Financial Instruments (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instruments level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Contracts for differences are traded on the OTC market. The fair value of contracts for differences is derived by taking the difference between the quoted price of the underlying security and the contract price. Contracts for differences are generally categorized in Level 2 of the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2013, using the fair value hierarchy:

	Total	Level 1	Level 2
Assets			
Securities owned:			
Equity securities	$ 424,493,144	$ 424,493,144	$ -
Warrants	3,496	3,496	-
Options on equities	26,228	26,228	-
Contracts for difference	1,138,002	-	1,138,002
Receivable from broker-dealer:			
Futures - open trade equity	87,953	87,953	-
Total assets at fair value	$ 425,748,823	$ 424,610,821	$ 1,138,002
Liabilities			
Securities sold, not yet purchased:			
Equity securities	$ 332,322,639	$ 332,322,639	$ -
Forward contracts	50,658	-	50,658
Payable to broker-dealer:			
Futures - open trade equity	581,205	581,205	-
Total liabilities at fair value	$ 332,954,502	$ 332,903,844	$ 50,658

The Company assesses the levels of securities at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. The Company had no Level 3 assets or liabilities at December 31, 2013.

Note 3. Fair Value of Financial Instruments (Continued)

Substantially all of the Company's other assets and liabilities, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Financial Instruments

Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, certain options, and contracts for difference, are based on quoted market prices.

Derivatives used for economic hedging purposes are mainly futures. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Fair values of forwards, contracts for difference, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open trade equity in futures transactions are recorded as receivable from and payable to clearing broker, as applicable.

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2013. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Number of Contracts	Derivative Liabilities	Number of Contracts
Equity price				
Future contracts	$ 1,132,568	896	$ (1,625,821)	2,461
Contract for difference	1,138,002	268	-	-
Equity options	26,228	1,099	-	-
Foreign currency exchange rate				
Forward contracts	-	-	(50,658)	6
	$ 2,296,798		$ (1,676,479)	

Note 4. Financial Instruments (Continued)

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement.

As of December 31, 2013, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law.

The following table provides disclosure regarding the potential effect of offsetting of derivative liabilities presented in the statement of financial condition.

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset		Net Amount
				Financial Instruments	Collateral Received / Pledged	
Assets						
Derivative						
Futures contracts	$ 1,132,568	$ (1,132,568)	$ -	$ -	$ -	$ -
Contracts for difference	1,138,002	-	1,138,002	-	-	1,138,002
Equity options	26,228	-	26,228	-	-	26,228
Liabilities						
Derivative						
Futures contracts	$ 1,625,821	$ (1,132,568)	$ 493,253	$ -	$ -	$ 493,253
Forward contracts	50,658	-	50,658	-	-	50,658

Note 5. Summary of Off-Balance Sheet Risks

Financial Instruments: The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Note 5. Summary of Off-Balance Sheet Risks (Continued)

Financial Futures Contracts: The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Forward Contracts: The Company enters into forward contracts to hedge itself against foreign currency exchange risk for its foreign currency denominated assets and liabilities due to adverse foreign currency fluctuations against the U.S. dollar, and to manage the price risk associated with its commodity portfolio positions.

Forward currency and commodities transactions are contracts or agreements for delayed delivery of specific currencies and commodities in which the seller agrees to make delivery at a specified future date of specified currencies and commodities. Risk associated with forward currency and commodities contracts are the inability of the counterparties to meet the terms of their contracts and movements in fair value and exchange rates.

Options: The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Contract for Difference: The Company enters into contracts for differences arrangements with broker-dealers. Contracts for differences arrangements involve an agreement by the Company and a counterparty to exchange the difference between the opening and closing price of the position underlying the contract, which is generally an equity security. Therefore, amounts required for the future satisfaction of the contracts for differences may be greater or less than the amount recorded.

Margin: The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Note 5. Summary of Off-Balance Sheet Risks (Continued)

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Note 6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2013, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7. Commitments

The Company leases space in Chicago, Illinois under a non-cancelable operating lease that expires in December 2018, and requires a security deposit in the amount of $55,685.

Future minimum lease payments are as follows as of December 31, 2013:

Year Ending December 31	Amount
2014	$ 191,018
2015	196,377
2016	201,736
2017	205,895
2018	210,055
	$ 1,005,081

The Company also leases space in New York, New York under a non-cancelable operating lease that expires in October 2018, and requires a deposit in the amount of $22,290. The Company has a letter of credit totaling $22,290 to satisfy the office lease deposit requirement. This letter of credit is collateralized by cash.

Future minimum lease payments are as follows as of December 31, 2013:

Year Ending December 31	Amount
2014	$ 89,160
2015	89,160
2016	89,160
2017	89,160
2018	74,300
	$ 430,940

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $1,000,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2013, the Company had net capital of $16,192,273, which was $15,192,273 in excess of its required net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 1.39%.

Subsequent to year end, the Company made capital distributions of $500,000. No other capital distributions are anticipated to be made during the six months after December 31, 2013.

Note 9. Subsequent Events

Management has evaluated all known subsequent events from December 31, 2013 to the date the accompanying financial statements were issued. As of January 1, 2014, the Company is now owned by Old Mission Holdings, LLC. This transfer of ownership is part of an overall restructuring plan. There is no change to the management of the Company.